[CAE Logo]	Press Release

Montreal, September 28, 2004 - (NYSE: CGT; TSX: CAE) - CAE confirmed today that Mr. Paul Renaud, executive vice president, chief financial officer (CFO) and secretary, will resign from CAE effective October 31, 2004. Mr. Renaud has accepted the position of senior vice president of finance and administration, and chief financial officer for the Ontario Municipal Employees Retirement System (OMERS).

Mr. Robert E. Brown, CAE's president and chief executive officer (CEO), stated, "Paul Renaud has been with CAE for 13 years and he has made a significant contribution towards CAE's transformation and growth. We wish him every success with his new challenges."

The executive search for a new CFO is currently underway. Until a final decision has been made, Mr. Alain Raquepas, currently CAE's vice president, finance, military simulation and training, will act as CFO on an interim basis.

CAE is a leading provider of simulation technologies and integrated training services to airlines, aircraft manufacturers, defence forces, and marine customers worldwide. The company has annual revenues in excess of C$1 billion, with manufacturing operations and training facilities in 19 countries on five continents.

On the web: www.cae.com

Media contact:	Investor relations:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com Anne von Finckenstein, Manager Media Relations (514) 341-6780, ext. 4889 anne.vonfinckenstein@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com